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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Information Statement pursuant to

                              Rule 13d-1 and 13d-2

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                               HealthTronics, Inc.
                            ------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)

                                   42222L-10-7
                            ------------------------
                                 (CUSIP Number)

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                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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                                                             (Page 2 of 6 Pages)

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ty Warlick
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States of America

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                     5.  SOLE VOTING POWER

  NUMBER OF                1,211,800 shares, including (i) 19,000 shares which
   SHARES                  are issuable upon the exercise of immediately
BENEFICIALLY               exercisable stock options (ii) 3,000 shares held by
  OWNED BY                 reporting person as custodian for her children

                      ----------------------------------------------------------
    EACH
  REPORTING           ----------------------------------------------------------
 PERSON WITH          6.   SHARED VOTING POWER


                      ----------------------------------------------------------
                      7.   SOLE DISPOSITIVE POWER

                           1,211,800 shares, including (i) 19,000 shares (in spouse's name)which are issuable upon the exercise of immediately exercisable stock options (ii) 3,000 shares held by reporting person as custodian for her children (iii) 1,000 shares held by spouse's IRA


                      ----------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,211,800 shares, including (i) 19,000 shares
                           (in spouse's name)which are issuable upon the exercise of immediately exercisable stock options
                           (ii) 3,000 shares held by reporting person as custodian for her children (iii) 1,000 shares held by spouse's IRA

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           11.3%
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12.      TYPE OF REPORTING PERSON
                 IN
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                                                               Page 3 of 6 Pages


ITEM 1 (A).       NAME OF ISSUER

                  HealthTronics, Inc.

ITEM 1 (B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  425 Franklin Road, Suite 545
                  Marietta, GA  30067

ITEM 2 (A).       NAME OF PERSON FILING.

                  The reporting person is Ty Warlick.

ITEM 2 (B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                  The principal business address of Ty Warlick is:

                  425 Franklin Road, Suite 545
                  Marietta, GA  30067

ITEM 2 (C).       CITIZENSHIP.

                  Ty Warlick is a citizen of the United States of America.

ITEM 2 (D).       TITLE OF CLASS OF SECURITIES.

                  Common stock, no par value per share.

ITEM 2 (E).       CUSIP NUMBER.

                  42222L-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-A (B) OR A3D-2 (B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable. This statement is filed pursuant to Rule 13d-1
                  (d).

ITEM 4.           OWNERSHIP.

         (a) Amount beneficially owned by reporting person as of December 31, 1999:

                                             1,211,800 Shares

         (b)      Percent of Class:          11.3%



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                                                               Page 4 of 6 Pages


(c) Number of shares as to which such person has (see notes):

                  (i)      Sole power to direct the vote:

                                             1,211,800 shares (1), (2), (3)

                  (ii)     Shared power to vote or to direct the vote:

                                             0          shares

                  (iii)    Sole power to dispose or direct the disposition of:

                                             1,211,800 shares     (1), (2), (3)

                  (iv)     Shared power to dispose or direct the disposition of:

                                             0          shares

Notes:

         (1) includes 19,000 shares which are issuable upon the exercise of immediately exercisable stock options

         (2) includes 3,000 shares held by reporting person as custodian for her children

         (3)      includes 1,000 shares held by spouse's IRA



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.






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                                                               Page 5 of 6 Pages




ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.






































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                                                               Page 6 of 6 pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    2/14/2000
                                                 --------------------------
                                                         (Date)


                                                 /S/ Ty Warlick
                                                 --------------------------
                                                       (Signature)


                                                 Ty Warlick
                                                 --------------------------
                                                       (Name/Title)